

January 10, 2014

<u>Via E-mail</u>
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Anadarko Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 19, 2013**
> **Supplemental Response dated December 18, 2013**
> **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 12 – Derivative Instruments, page 109

1. We note your response to comment 1 in our letter dated December 4, 2013. It does not appear that your response adequately explains why the measure of unrealized gains / losses on derivative instruments is an amount calculated in accordance with U.S. GAAP. Please include reference to the relevant authoritative guidance specifically supporting the separate recognition and disclosure of realized and unrealized gains/losses on derivative instruments for which hedge accounting is not applied as part of your response. In this regard, we note that the guidance in FASB ASC paragraph 815-10-35-2 indicates that

"the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings," without differentiating between realized and unrealized amounts.

2.     Your response to comment 1 in our letter dated December 4, 2013 states that unrealized gains/losses represent the change in fair value of derivative instruments outstanding at the end of the period compared to the fair value of derivative instruments outstanding at the beginning of the period.  However, as your response also notes, the unrealized gain/loss includes the reversal of amounts recognized in income in prior periods, while the amount presented as realized gains/losses includes changes in fair value previously recognized in income in prior periods as unrealized gains/losses on derivatives.  With reference to the relevant authoritative guidance, please tell us why it is appropriate to characterize items recognized as part of prior period net income as a component of current period net income.

3.     We note your response to comment 2 in our letter dated December 4, 2013.  Given our continuing concern about the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, we continue to question why a presentation based on total net GAAP gain or loss and/or total net cash received or paid would not be preferable to the disclosure currently provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.   Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director